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May 10, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Lauren P. Nguyen, Special Counsel
Tonya K. Aldave
Heather Clark
Linda Cvrkel

Re:	Noodles & Company
Revised Confidential Draft Registration Statement on Form S-1
Submitted May 10, 2013
CIK No. 0001275158

Ladies and Gentleman:

On behalf of Noodles & Company (the “Company”), we are concurrently submitting under the Securities Act of 1933, as amended (the “Securities Act”) on a confidential basis, a revised version of the Registration Statement on Form S-1 (CIK No. 0001275158), which was initially submitted by the Company on a confidential basis to the U.S. Securities and Exchange Commission (the “Commission”) on March 22, 2013 (the “Registration Statement”).  In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in the Staff’s letter dated April 17, 2013 (the “Letter”).  Each of your comments is set forth below, followed by the corresponding response.  For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter.  We have also enclosed with the copy of this letter that is being transmitted via overnight courier four copies of the revised Registration Statement in paper format, marked to show changes from the draft Registration Statement confidentially submitted on March 22, 2013.

In addition to addressing the comments raised by the Staff in the Letter, the Company has revised the Registration Statement to update certain other disclosures, including financial results from the first quarter of 2013.

General

1.              Prior to pricing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

Response:  The Company will provide the Staff, prior to the printing and distribution of the preliminary prospectus, with the mock-ups of any pages in the prospectus on which the Company desires to include any pictures or graphics, along with any accompanying captions. The Company acknowledges that the Staff may have comments thereon.

2.              Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response: The Company respectfully advises the Staff that it has not provided, and has not authorized any person to provide on its behalf, any written communications in reliance on Section 5(d) of the Securities Act. In the event that the Company presents information to potential investors in reliance on Section 5(d), it will provide the Staff with copies of all such written communications.

In addition, the Company respectfully advises the Staff that the underwriters have informed the Company that no research reports about the Company have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105(a) of the Jumpstart Our Business Startups Act (the “JOBS Act”), by any broker or dealer that is participating or is expected to participate in the Company’s offering. To the extent any such research reports are published or distributed in the future, the Company will provide the Staff with any such communications or reports.

3.              Please advise us whether your equity sponsors will be selling any shares in the offering. It appears based on your disclosure on pages 5 and 6 that the percentage of their ownership after the initial public offering may change. If so, please revise to provide the related disclosure under Item 507 of Regulation S-K accordingly.

Response: The Company respectfully advises the Staff that its equity sponsors will not be selling any shares in the offering and that any changes in their ownership percentages will be as a result of the dilution of their interests associated with the contemplated offering.

4.              Please revise your prospectus to remove marketing language that are non-substantiable such as your descriptive statements that you have a “unique” combination of attributes and “unique” personalities (pages 2, 3, 62, and 63), “compelling value proposition” (page 63), “compelling” value or value proposition (pages 1, 2, 61, and 63), and that you have “powerful” restaurant economics (page 3), “luxurious” dishes (pages 3 and 63), “excellent sites” and “excellent service” (pages 3, 4, 63, and 64), and “surprisingly friendly” people (page 69).

Response: The Company notes the Staff’s comment and has revised the Registration Statement, including on pages 1, 2, 3, 4, 63, 64, 65, 66 and 71 to remove non-substantiable marketing language, as well as to clarify statements of belief or the basis for such statements. The Company has quantified and added more specific disclosure describing the value that the Company offers its guests, and quantified the value by adding disclosure with respect to the per person spend for the trailing twelve month period as well as the quality of the ingredients used in the dishes the Company serves.

5.              Please revise your prospectus to substantiate your statements that you have a “proven” restaurant model (pages 3 and 64), that you are in the “fastest growing segment” (pages 1 and 61), that you have “strong financial performance” (page 4), “upscale atmosphere” (pages 2 and 62), “sophistication of [y]our recipes (pages 2 and 63), “strong” guest loyalty (pages 3 and 64), and that you have an “innovative, passionate and nutritionally-minded team” (pages 2, 5 and 66). Page numbers are by way of example only. In the alternative, please revise to state them as your belief.

Response: The Company has revised the Registration Statement as requested, including on pages 1, 2, 3, 4, 63, 64, 65, 66 and 67, to remove, define or substantiate language, as well as to clarify statements of belief or, for those statements not stated to be the Company’s belief, the basis for such statements.

6.              Similarly, please provide support for the following statements:

•                  “40% of our guests visit our restaurant at least once each month” on pages 3 and 63;

•                  “In 2012, our company owned restaurant contribution margin was 20.3% for all restaurants and 22.3% for restaurants in the comparable base, placing us in the top-tier of the restaurant industry” on pages 2 and 62;

•                  you are “a category-of-one restaurant concept” on page 68; and

•                  “significant” restaurant experience of your senior management team on page 64.

Response: With respect to the first point in the Staff’s comment, the Company has revised pages 3 and 66 of the Registration Statement to more clearly state that the statement “40% of our guests visit our restaurant at least once each month” is a belief based on the Company’s customer data.  The Company periodically performs research to track this metric through surveys of its guest database and based on third party reports that utilize such research.

With respect to the second point in the Staff’s comment, a review of publicly available information from 2011 showing the restaurant contribution margins for publicly listed restaurant companies supports the Company’s assertion that its contribution margins places it among the top-tier of its peer companies.

With respect to the third point in the Staff’s comment, the Company has revised the Registration Statement to revise the reference to the Company as a “category-of-one restaurant concept.”

With respect to the fourth point in the Staff’s comment, the Company has revised pages 4 and 66 of the Registration Statement to remove the reference to the “significant” restaurant experience of the Company’s senior management team.

7.              Please revise to substantiate your claim that you use “high quality” ingredients and offer “superior quality” food. Do you mean to state that you only use “fresh ingredients” and organic products? Alternatively, please revise your disclosure.

Response: The Company acknowledges the Staff’s comment and has revised pages 2, 64 and 65 of the Registration Statement.  The Company also advises the Staff that, when using “high quality” to describe its ingredients and food, the Company is seeking to inform potential investors that the Company is selective in its use of ingredients, such as the grade of beef and freshness of vegetables and seafood, cooking its menu items to order with fresh, high quality products. In the Registration Statement, the Company explains that its ingredients are fresh by highlighting its use of seasonal ingredients and the availability of healthy add-on proteins, such as organic tofu. Additionally, the Company explains that it sources its ingredients from carefully selected suppliers, performing regular inspections of such suppliers to ensure that the ingredients conform to the Company’s quality standards. The Company further describes the daily checklist its employees are required to use at its restaurants to assess the freshness and quality of food supplies. In addition to the use of fresh ingredients, the Company explains that each menu item is prepared to order using classic professional cooking methods, such as hand-chopping and par boiling, resulting in the production of high quality food.

8.              Please refrain from referring to your customers as “guests.” We note that “customers” denotes persons who pay for goods or services.

Response: The Company acknowledges the Staff’s comments and respectfully submits that it has revised the disclosure on page i to clarify that it refers to its customers as “guests.”  The Company notes that Merriam-Webster’s Dictionary defines “guest” as “a person who pays for the services of an establishment (as a hotel or restaurant).”

This characterization is consistent with a number of companies in the restaurant and hospitality industries, and the Company believes it is consistent with the evolving use of the term “guest” in public filings and in common usage in recent years.  Specifically, the Company notes that many restaurants refer to their customers as guests in their public filings, including Ignite Restaurant Group, Inc., Bravo Brio Restaurant Group, Inc., Morton’s Restaurant Group and Ruth’s Hospitality Group, Inc.  Additionally, the use of the term “guests” is consistent with the use of the term by the Company’s employees and in its internal common use captions and training documents.  Accordingly, the Company respectfully submits that it does not believe its use of the term “guests” creates confusion with potential investors regarding whether or not these individuals pay for their good or services and has also provided a definitional term to further clarify the usage.

9.              Please remove the references throughout the prospectus to “compound annual growth rates” and “CAGRs” as these appear to represent two discrete snapshots in time, but do not show trends or events during the period represented.

Response: The Company acknowledges the Staff’s comment and respectfully requests that the Staff reconsider the Company’s disclosure of these growth rates. The Company believes that the compound annual growth rates presented provide useful information regarding the Company’s growth over relevant periods of time.  The annual revenue, income from operations and number of restaurants, all metrics for which it discloses compound annual growth rates, are presented to ensure that potential investors can evaluate both the year-to-year data and the broader growth trend measured at the beginning and end of a longer period, as represented by the compound annual growth rate.  Accordingly, the Company believes that the compound annual growth rates in the Registration Statement are helpful to potential investors and are representative of the trends and events over the entire period shown, as supplements to the annual periods also presented therein.

10.       We note from your disclosure in the summary section that your equity sponsors Catterton and Argentia will continue to own a percentage of outstanding equity interest in the company. If applicable, please add a risk factor disclosing potential conflicts of interest that they may have with your shareholders.

Response: The Company acknowledges the Staff’s comment and respectfully refers the Staff to the risk factor entitled “Our principal stockholders and their affiliates own a substantial portion of our outstanding equity, and their interests may not always coincide with the interests of the other holders” on page 29, which the Company believes addresses the potential conflict of interest the Company’s equity sponsors may have vis-à-vis the Company’s other stockholders.

11.       We note that you use the terms “Sponsors” and “Investors/investors” interchangeably at times in the prospectus. Please revise for consistency.

Response: The Company has revised the prospectus to consistently use the terms “Sponsors” and “Equity Sponsors” throughout the document.

Prospectus Summary, page 1

Noodles & Company, page 1

12.       Please substantiate and explain what constitutes “high growth.”

Response: The Company believes that the characterization of its restaurant concept as experiencing “high growth” is accurate because of the growth of both its revenue and its number of restaurants over the past five years relative to the growth of the restaurant industry generally.  The Company’s revenue has grown from $219 million in 2010 to $297 million in 2012, representing a compound annual growth rate of 16.5%.  In 2010, restaurant sales grew to $361.1 billion, an increase of 0.4% over 2009, according to a report by Technomic covering the top 500 chain restaurants.  According to another Technomic report, restaurant sales grew to $370.2 billion in 2011, an increase of 2.5% over 2010.  Additionally, the number of Company restaurants open has grown from 225 in 2010 to 327 in 2012, representing a compound annual growth rate of 20.1%.  In 2010, restaurant units declined by 1%, and in 2011, restaurant units declined by 0.8% from the prior year, according to reports by Technomic.  Both with respect to revenue and number of restaurants open, the Company’s rate of growth substantially exceeds the restaurant industry average.  Accordingly, the Company respectfully submits that the term “high growth” is appropriate in the context used in the Registration Statement.

Your World Kitchen, page 1

13.       Explain how an open kitchen “reinforces” quality and freshness. Also revise to substantiate your claim that your competitors only “assemble-to-order” or remove such claim.

Response: The Company has revised the referenced disclosure on page 1 and 63 of the Registration Statement in response to the Staff’s comment to remove the concepts noted.

Leading Restaurant Growth and Performance, page 1

14.       Please define “company-owned contribution margin” on page 2.

Response: The Company has revised the disclosure on page 2 to define “company-owned restaurant contribution margin.”

15.       We note your disclosure here and throughout the prospectus that you can grow to 2,500 restaurants across the United States. Please revise to include an estimated timeline for this projected growth and substantiate your belief. Please also revise to include appropriate balancing language that there is no guarantee that such projections will be achieved. Alternatively, revise to remove such disclosure.

Response: The Company projects in its forecasts that there is the potential for 2,500 restaurant locations in the United States.  The Registration Statement has been revised to include the time period in which it would expect to reach that target.

As a basis for this projection, the Company uses the penetration level of its restaurants in existing markets. Currently, even at the early stage of growth, there are 14 Metropolitan Statistical Areas (“MSAs”) that have at least one restaurant per 100,000 in population. Some of the Company’s markets are more saturated, and yet the Company is able to sustain continued growth.  For example, even at the comparatively greater saturation levels of 82,000 and 86,000 in the Denver and Milwaukee markets, respectively, the Company continues to actively grow.

Using the baseline of one restaurant per 82,000 people (the Company’s current restaurant saturation level in Denver), there is the potential for over 3,200 Noodles & Company restaurants in the United States. However, the Company takes a more conservative, nuanced view in its projections, and thus derives a unit potential of 2,500.  The following assumptions underlie these projections:

•                  One restaurant per 70,000 of population in Denver;

•                  One restaurant per 120,000 in all MSAs with more than 2 million in population, excluding those in which the Company already has a presence; and

•                  One restaurant per 100,000 in all other MSAs.

One factor which further increases the Company’s confidence level in these assumptions is its particular strength in MSAs with populations below 250,000. The Company already has 38 restaurants in MSAs of this size, which include areas like Greenville, NC, Davenport, IA, and Bradley, IL.

To further validate the Company’s projections, it reviews its top 20 restaurants, based on 2012 net sales. The diversity of these locations can be seen in the following data points and further supports the Company’s growth projections:

•                  11 different MSAs are represented, including Baltimore and Washington, DC;

•                  Square footage of the restaurants range from 2,392 to 3,912; and

•                  There are suburban, urban, small town and collegiate locations represented.

The Company has also revised the language on page 30 to specifically state that the projected growth in the number of Company restaurants is a forward-looking statement that involves risk and uncertainties, and that actual results may be materially different than these projections.

16.       Please revise the last paragraph to disclose the number or percentage of your company-owned restaurants that have exceeded the cash-on-cash target.

Response: The Company has revised the disclosure to provide additional information with respect to the average cash-on-cash return on investment achieved.  Specifically, the Company has included the average cash-on-cash return on investment percentage for company-owned restaurants that were open a full three years by December 31, 2012, which provides context with respect to the target cash-on-cash return on investment previously disclosed.

Our Industry, page 2

17.       Please revise to explain how you compete “outside of the restaurant industry.”

Response: The Company has revised the disclosure to clarify that it competes in multiple segments of the restaurant industry and to delete the concept of “outside of the restaurant industry.”

18.       Please revise to disclose what you believe are your “attractive price points.”

Response: The Company has revised the referenced disclosure in response to this comment to more specifically describe the Company’s price points for its dishes.

19.       Please revise the second-to-last sentence of the second paragraph to remove references to your competitors or substantiate your claim.

Response: The Company has revised the disclosure to remove the reference to its competitors, as requested by the Staff.

20.       Please confirm that all market data and reports cited in the prospectus are publicly available or available through subscriptions and were not prepared in contemplation of your securities offering. Otherwise, please file a consent from the preparer pursuant to Rule 436 or advise as to why a consent is not required.

Response: The Company acknowledges the Staff’s comment and confirms that all market data and reports cited in the Registration Statement are publicly available or available through subscriptions and, in all cases, were not prepared in contemplation of this offering.

Desirable and Loyal Consumer Base, page 3

21.       We note that you have received a number of awards. If these awards are generally known or industry-wide, please briefly describe criteria for each award. In the alternative, if the awards are nominal or honorary, please add brief and clear descriptions that put these awards in context or remove references to nominal or honorary awards.

Response: The Company has revised the disclosure on pages 3 and 66 in response to this comment to describe the criteria for each award.

22.       We note the claim that you have been successful in diverse geographic regions. The map on page 67 appears to indicate that the majority of your restaurants are centered in the Mid-Western and Mid-Atlantic states. Please explain. To the extent your operations depend significantly on one or a few locations, please clarify and include a risk factor to disclose the attendant risks.

Response: The Company believes that the footprint of its restaurants displays success in diverse geographic regions in the United States.  The Company has a high number of restaurants in states across a number of geographic regions.  For example, there are more than ten restaurants in each state in the Rocky Mountain West region (Colorado and Utah), the Midwestern region (Minnesota and Missouri), the Great Lakes region (Illinois, Indiana, Ohio, Michigan and Wisconsin) and the Middle Atlantic region (Maryland and Virginia).  In addition, the Company has a growing presence in the Pacific Coast region (for example, seven stores in California and five stores in Oregon) as well as the Southern region (for example, eight stores in North Carolina and six stores in Texas).  Accordingly, given the successful operation of restaurants in these diverse geographic regions, the Company believes the disclosure is appropriate and representative of the Company’s past performance.

Additionally, the Company respectfully notes that it is not significantly dependent on one or a few restaurant locations or any one specific geographic region.

Continue to Grow Our Restaurant Base, page 4

23.       We note your disclosure that you “plan to open 38 to 42 company-owned restaurants and between six and eight franchise restaurants.” Please revise to disclose how many restaurants you already opened in 2013.

Response: The Company has revised the disclosure on pages 4, 11, 39, 67 and 70 to include the number of restaurants opened already in 2013 in response to the Staff’s comment.

Our Equity Sponsors, page 5

24.       Please remove the statement that the investment professionals at Catterton “have over 300 years of relevant industry, investment and operating experience.”

Response: The Company has removed the statement noted by the Staff from the Registration Statement.

25.       Please revise to disclose the amount that you paid the Sponsors to repay the subordinated notes in 2011 and management service fees and Class C dividends in 2012.

Response: The Company has revised the disclosure on page 89 in response to the Staff’s comments.

Summary Consolidated Financial Data, page 8

26.       We note that your reconciliation of net income to EBITDA on page 11 includes adjustments for asset disposals, closure costs, impairments, and debt extinguishment expenses to calculate this non-GAAP financial measure. Please note that EBITDA, by definition, should only reflect adjustments for interest, taxes, depreciation and amortization. In this regard, please revise to remove these other adjustments from your calculation of EBITDA or alternatively, you may include such adjustments in your calculation of Adjusted EBITDA to conform to your description of Adjusted EBITDA. Please refer to Question 103.01 of the Commission’s Compliance and Disclosure Interpretations: Non-GAAP Measures dated January 11, 2010 maintained on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Your presentation of these measures in MD&A and Selected Financial Data should be similarly revised.

Response: The Company has revised the calculation of EBITDA to remove asset disposals, closure costs, impairments and debt extinguishment expense in response to the Staff’s comment.  The adjustments for asset disposals, closure costs, impairments and debt extinguishment are now included in the calculation of adjusted EBITDA and the description has been adjusted accordingly.  This change, including corresponding revisions to the related footnote, has been made in all disclosures related to EBITDA and adjusted EBITDA.

27.       In a related matter, please revise footnote (5) on page 9 to also explain why you believe the presentation of the non-GAAP measure EBITDA is meaningful to potential investors of your common shares, to the extent you continue to present this measure after making appropriate revisions for the above comment. In this regard, we note that you explain why you believe the presentation of Adjusted EBITDA is meaningful to potential investors of your common shares. However, a similar explanation of why you have disclosed EBITDA has not been provided. Please advise or revise. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Response: The Company has revised the disclosure in footnote (5) on page 9 and 37 in response to the Staff’s comments.  The footnote now states that the Company believes the presentation of EBITDA and adjusted EBITDA are meaningful measures to potential investors.

28.       We note that you have presented the non-GAAP measure adjusted net income on page 9 and disclosed the calculation of this measure in footnote (5) on page 11. We also note that you have included certain adjustments to net income to arrive at adjusted net income, such as adjustments (c),(e), and (f), which are not derived from your historical financial statements but rather based on estimates or other assumptions. Please note that for a measure to be considered a non-GAAP measure it must be calculated or derived from amounts included in your financial statements. Because the adjustments reflected in (c), (e), and (f) are not derived or based on amounts included in your financial statements, they are not considered appropriate for determining the non-GAAP measure adjusted net income. Please revise your calculation of this measure to exclude these adjustments.

Response:  The Company has revised the disclosure on pages 9 and 10 in response to the Staff’s comments and has described the adjustments as pro forma net income.

29.       Please note that the adjustments reflected in footnotes (c), (e), and (f) appear to be more akin to adjustments that would be made in calculating or determining pro forma net income. However, Article 11 of Regulation S-X limits the inclusion of pro forma net income in registration statements to the latest fiscal year and subsequent interim period presented. Furthermore, any adjustments made to the company’s results of operations must be factually supportable and expected to have a continuing impact on the company’s results of operations as outlined in Rule 11-02(b)(6) of Regulation S-X. Please note that if you wish to disclose pro forma net income in your Summary Consolidated Financial Data for your latest fiscal year, we would expect you to include a pro forma statement of operations elsewhere in the filing, which complies with Article 11 of Regulation S-X and includes disclosure of all significant assumptions used in calculating any pro forma adjustments. Please advise or revise as appropriate.

Response: The Company has revised the disclosure on pages 9 and 10 in response to the Staff’s comments and has reflected pro-forma net income for the current fiscal year and most current quarter only.  Additionally, the Company has included the appropriate disclosure to describe the assumptions used in the pro forma calculation.

Risk Factors, page 12

We rely heavily on certain vendors, suppliers and distributors, page 17

30.       We note your disclosure that in some cases you may have only one supplier for a particular product. Please identify the sole-source supplier and the products or components it supplies to you here and on page 70.

Response: The Company has revised the disclosure in the Registration Statement to clarify that it does not face material risk relating to a single supplier for any one class of product used in its restaurants.  In some cases, the Company elects to use a single supplier for a product for commercial and operational reasons, but in each of these cases there are alternative suppliers or products available that serve the same purpose or offer equivalent quality.  For example, the Company currently has one supplier of soft drinks for its restaurants, but there are multiple suppliers of soft drinks available to the Company should it elect to purchase products from these alternative suppliers, and these other suppliers can provide products of similar quality, in similar quantities and on substantially similar terms as the current provider of soft drinks.  Accordingly, the Company believes that a characterization of any of its suppliers as a “sole source supplier” would be inappropriate and has revised the disclosure in the Registration Statement to reflect this belief.

We will incur increased costs as a result of being a public company, page 26

31.       We note your disclosure that you are an “emerging growth company.” Please state your election under Section 107(b) of the JOBS Act:

•                  If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

•                  If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Similar disclosures should also be provided on page 60 of MD&A.

Response: The Company has revised its disclosure to include its irrevocable election under Section 107(b) of the JOBS Act to opt out of the extended transition period for complying with new or revised accounting standards.

We do not intend to pay dividends for the foreseeable future, page 30

32.       Please revise to name the holder of the Class C common stock and disclose the amount of the dividends to be paid in connection with this offering here.

Response: The Company has revised the disclosure to name the holder of the Class C common stock and to state that no dividend will be paid to such holder in connection with this offering.  The holder of the Class C common stock received a periodic dividend only, and accordingly, no dividend will be paid to it in connection with the Company’s offering.

Use of Proceeds, page 32

33.       Item 504 of Regulation S-K requires that you disclose the principal purposes for which net proceeds are to be used and the approximate amount intended to be used for each such purpose. We note disclosure that you intend to open 38 and 42 company-owned restaurants in 2013. Please advise whether net proceeds will be used for such purpose.

Response: The Company acknowledges the Staff’s comment and respectfully notes that presently it expects to use all or substantially all of its net proceeds for the repayment of debt.  The Company currently does not anticipate there being significant remaining net proceeds, but has included disclosure that, to the extent any proceeds remain, they will be used for general corporate purposes.  The Company has no greater specificity with respect to the use of any proceeds remaining after the repayment of debt.

Dilution, page 36

34.       Please tell us how you determined your net tangible book value per share of $10.1 million at January 1, 2013.

Response: The Company has calculated net tangible book value by subtracting intangible assets including net trademarks, deferred tax assets and net debt issuance costs from the net worth as of the balance sheet date (computed as total assets minus total liabilities).  Net tangible book value per share was calculated by dividing this net tangible book value by 40,275,536 outstanding shares to arrive at a per share value.

Selected Consolidated Financial Data, page 37

35.       Please revise your balance sheet data on page 38 to disclose your long-term obligations as of each period presented. Refer to the guidance outlined in Instruction 2 of Item 301 of Regulation S-K.

Response: The Company has revised the balance sheet data in the Selected Consolidated Financial Data as well as the Summary Consolidated Financial Data to present long-term debt obligations consistently in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 40

Highlights and Trends, page 40

36.       We note your disclosure in the first paragraph of this section that your growth rate was over 10% for each of the past 10 years. We also note that the chart on page 1 dates back to 2004. Please provide us with support and revise your disclosure accordingly to show that your growth rate exceeded 10% in each year between fiscal years 2002 and 2004.

Response: The Company’s growth in each year from 2002 through 2012 exceeded 10%.  The Company has revised pages 1 and 63 in response to the Staff’s comment.

37.       We note your disclosure that since you began using “Your World Kitchen” in 2012 you have seen an increase in average unit volumes. Please tell us how significant this increase was and what percentage of restaurants that implemented “Your World Kitchen” recorded such an increase in AUVs. As these changes occurred recently in 2012, please substantiate how the changes constitute a “trend.”

Response: The Company has seen a significant increase in average unit volumes since the implementation of the “Your World Kitchen” branding in its restaurants.  The Company tracks the change in average unit volumes for each of its restaurants relative to the launch of the “Your World Kitchen” branding on a weekly basis.  The “Your World Kitchen” branding launch began in the second quarter of 2012, and as of the end of April 2013, all of the company-owned restaurants had launched the “Your World Kitchen” branding.  Of the 29 restaurants that had launched the branding by the fourth quarter of 2012, the mean and median increases in average unit volumes were in the low- to mid-single digits.  Of these 29 restaurants in which the “Your World Kitchen” branding was launched, 27 saw an increase in average unit volumes since the launch of the branding.  The Company believes the mean and median increases of the restaurant set, as well as the fact that increases were seen in 27 of the 29 restaurants substantiates its statements with respect to the effect of the branding on the average unit volumes in the stores in which it has been launched.

Liquidity and Capital Resources, page 52

Financing Activities, page 53

38.       Given the considerable financing activities during your fiscal year 2010, as reflected in your consolidated statement of cash flows for the period, please revise your narrative discussion of financing cash flows to discuss your financing cash flows and activities during fiscal 2010. Refer to Instruction 1 to Item 303(A) of Regulation S-K.

Response: The Company has revised the narrative discussion of 2010 financing cash flows and activities on page 54 in response to the Staff’s comment.

Contractual Obligations, page 54

39.       As your table of contractual obligations is required to disclose all contractual obligations as of the end of your latest fiscal year, please revise the table to include all of your longterm debt. If you wish, you may also include a pro forma table of contractual obligations reflecting the repayment of debt using offering proceeds.

Any pro forma table you include should include footnotes explaining the nature and amounts of any pro forma adjustments made to your January 1, 2013 obligations.

Response: The Company has revised the contractual obligations table on page 55 to include all long-term debt in response to the Staff’s comment.

Stock-Based Compensation Expense, page 56

Determination of the Fair Value of Common Stock, page 57

40.       We note from the discussion on page 58 that the company determined the fair value of its common stock using the market approach that considered multiples of financial metrics consisting of revenue and EBITDA, based on trading prices of a peer group of companies that are publicly traded. We also note that these multiples were then applied to your financial metrics to derive an indication of value, and the resulting fair value was then discounted for the lack of marketability of the common stock because you were a private company. Please tell us and revise to disclose the marketability discount that was used in determining the fair value of your common shares. As part of your response and your revised disclosure, please also explain how this marketability discount was determined.

Response: The Company has revised the disclosure on page 60 to disclose the marketability discount that was used and to explain how such discount was determined. The discount for lack of marketability used in valuing the shares of common stock using the market approach ranged from a low of 8% to a high of 25%. The Company believes this is an appropriate and reasonable range of discounts for lack of marketability. The discount rate applied was generally reduced as the Company began considering a potential initial public offering of its common stock, which would provide liquidity to holders.

41.       We note from the disclosure in the second paragraph on page 59 that option grants made at the time of the Equity Recapitalization were valued based on the cash consideration of $5 per share that holders of your common shares were entitled to receive as part of the related merger transaction. We also note that at each grant date thereafter until the valuation performed on March 6, 2012, the company considered objective and subjective factors and determined that the $5 value remained a reasonable approximation of the fair value. Please tell us and revise your discussion on page 59 to explain in further detail the various objective and subjective factors that were considered by management in determining that the fair value of the company’s common shares remained at $5 per share through March 6, 2012. As part of your response and your revised disclosure you should also explain why the company’s increased level of revenues and net earnings during the fiscal year ended January 3, 2012 did not result in an increase in the fair value of your common shares. We may have further comment upon review of your response.

Response: The Company has revised the disclosure on page 60 regarding objective and subjective factors considered in determining the fair value of the Company’s shares through March 6, 2012. The first option grant made after the conclusion of the 2011 fiscal year, ended January 3, 2012, was a grant of 27,500 shares on April 10, 2012. Such grant occurred at $5.50 per share, a 10% increase over the $5.00 per share value that was used in the fiscal 2011 grants. Such 10% increase took into account increasing revenues and EBITDA in fiscal 2011. The Company acknowledges that the Staff may have further comments.

42.       Also, as your discussion on pages 58 and 59 of MD&A indicates that the valuation of your various stock option grants has been made by the company’s management and the audit committee of the board of directors, please revise your discussion of your option grants during the twelve month period preceding your expected public offering to include a discussion of the following:

•                  a discussion of the significant factors, assumptions, and methodologies used in determining fair value;

•                  a discussion of each significant factor contributing to the difference between the fair value as of each grant date and (1) the estimated IPO price or (2) if a contemporaneous valuation by an unrelated valuation specialist was obtained subsequent to the grants but prior to the IPO, the fair value as determined by that valuation; and

•                  the valuation alternative selected by management and the reason chosen not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response: The Company has revised its disclosure on page 60 to describe the methodology used in determining fair value for grants made in 2012 and thereafter. Because the Company is not providing an estimated IPO price at this time, it will defer comment on any difference that may exist between the fair value of the shares of common stock as of any grant date and any estimated IPO price.

The Company did not obtain a contemporaneous valuation by an unrelated valuation specialist in determining fair value for grants made at the time of the Equity Recapitalization, or at any time thereafter. In this regard, the majority of these grants occurred at or immediately following the date of the Equity Recapitalization, for which the Company determined that the fair value of the shares was established by an actual, third-party transaction.

The Company believes it has followed a consistent and reasonable methodology in determining the fair value of the shares since that time, and it believed that an independent, third-party valuation was not necessary to establish an appropriate valuation and would not have provided a benefit to the Company commensurate with its cost.

43.       Also, please revise the notes to your financial statements to include the following disclosures for options granted during the twelve month period preceding the latest balance sheet presented in the registration statement:

•                  for each grant, the number of options granted, the exercise price, the fair value of the common stock and the intrinsic value, if any, per option;

•                  whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective; and

•                  if the valuation specialist was a related party, a statement disclosing that fact.

Refer to the guidance outlined in paragraphs 179 and 182 of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Response: The Company has added disclosure to Note 10 to its financial statements to include the additional disclosure referenced in response to the Staff’s comment.  The Company did not obtain a contemporaneous valuation by an unrelated valuation specialist in determining fair value for grants made at the time of the Equity Recapitalization, or at any time thereafter.

44.       We also note from the disclosure in footnote (2) to the table on page 80 that certain unvested options that have been granted to the company’s officers will fully vest and be exercisable upon the closing of the offering. Please tell us and revise MD&A to discuss the amount of any charge to compensation expense that will be required as a result of the accelerated vesting of any stock option grants in connection with the company’s expected public offering.

Response: The Company has revised the disclosure on page 46 in response to the Staff’s comment.

Business, page 61

45.       It appears that the graphic on page 61 is your marketing flyer or another form of advertising. Please delete as the graphic does not depict your products or properties.

Response: The Company has deleted the graphic on page 63 as requested by the Staff.

Properties, page 67

46.       We note disclosure elsewhere which states that you have 331 locations in 25 states and the District of Columbia. For additional clarity, please add state names to the map provided on page 67 or include a table with a number of restaurants you own in each state.

Response: The Company has revised the Registration Statement to include the state names as a supplemental table to the map on page 69 in response to the Staff’s comment.

Restaurant Management and Operations, page 69

47.       We note the statement that you use exhibition-style kitchens whenever possible. As it appears to be part of your marketing strategy, clarify whether you only use the exhibition-style kitchens at your “new restaurants.” If applicable, revise your disclosure in the summary section accordingly.

Response: The Company currently has over 200 exhibition-style kitchens and has been using them as a part of its marketing strategy for a number of years. The Company includes these kitchens in all of its new restaurants, and they have been installed in a majority of its older restaurant locations as well. The Company has revised the disclosure to clarify in response to the Staff’s comment.

Management, page 74

48.       Please discuss the specific experience, qualifications, attributes or skills of your directors that led to the conclusion that each person should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the disclosure on pages 76, 77 and 78 to discuss the specific experience, qualifications, attributes and skills of each of the directors that qualify such person to serve as a director.

49.       Please revise the description of Mr. Frenkiel’s business experience to include his business experience during the past five years. Refer to Item 401(e)(1) of Regulation S-K.

Response: The Company has revised the description of Mr. Frenkiel’s business experience during the past five years as requested by the Staff.

Executive Compensation, page 79

2012 Summary Compensation Table, page 79

50.       Please include compensation information for your principal executive officer, principal financial officer and three most highly compensated executive officers. We note that Mr. Boenninghausen was your Chief Financial Officer in fiscal year 2012. Refer to Item 402(a)(3) and Item 402(a)(4) of Regulation S-K.

Response: The Company respectfully advises the Staff that it has included the compensation information required for an “emerging growth company” under the JOBS Act.

51.       Refer to footnote (2) to the summary compensation table. Please revise to indicate, if true, that the values are computed in accordance with FASB Accounting Standards Codification Topic 718 or advise. Refer to Item 402(c)(2)(v) of Regulation S-K.

Response: The Company has revised the disclosure on page 81 to indicate that the values are computed in accordance with FASB Accounting Standards Codification Topic 718 in response to the Staff’s comment.

Potential Payment and Acceleration of Equity, page 80

52.       We note that you are a party to a severance agreement with Mr. Fogarty. If this agreement is material to you, please file it as an exhibit to your registration statement or advise.

Response: The Company will file its severance agreement with Mr. Fogarty as an exhibit to the Registration Statement as requested by the Staff.

Principal Stockholders, page 86

53.       Please state the approximate number of your shareholders for each class of common equity. Refer to Item 201(b) of Regulation S-K.

Response: The Company has revised the disclosure on pages 88 and 89 in response to the Staff’s comment.

54.       We note that you have Class A, Class B and Class C common stock; however, you do not differentiate between different classes of stock in your beneficial ownership table. Please revise to clarify or advise. Refer to Item 403 of Regulation S-K.

Response: The Company has revised the presentation of the disclosure to more clearly state the number of outstanding shares of Class B common stock and Class C common stock and that Argentia Private Investments Inc. owns all such shares.

Certain Relationships and Related Transactions, page 88

Related Party Transactions, page 88

55.       Please revise the notes to the company’s financial statements to disclose the nature and significant terms of the stockholders’ agreement that has been entered into by Catterton and Argentia.

Response: The Company has revised the disclosure in Note 16 to describe the nature and significant terms of the stockholders agreement in response to the Staff’s comment.

56.       We note your disclosure on page F-26 that you paid $1.1 million to Catterton and

Argentia in fiscal year 2012. Please advise us and clarify as appropriate your disclosure in this section that you paid dividends of $500,000 to Catterton and $500,000 to Argentia.

Response: The Company has revised the disclosure on page F-28 in response to the Staff’s comment.

57.       It appears that you are providing related party disclosure for transactions since December 30, 2009. Please revise to disclose the payment of $45.9 million to the Investors.

Response: The Company has revised the disclosure as requested by the Staff.

Description of Capital Stock, page 90

58.       Because these are legal conclusions, please delete all statements in this section that your common stock shares are “fully paid and nonassessable” or will be “fully paid and nonassessable” or attribute the statements to your legal counsel. Refer to pages 90 and 91.

Response: The Company has removed the statements noted by the Staff from the Registration Statement.

Material U.S. Federal Income Tax Consequences, page 96

59.       Please revise throughout this section to state that investors are encouraged to consult their own tax advisors, rather than stating that they “should” or are “urged” to consult their tax advisors.

Response: The Company has revised the disclosure as requested by the Staff.

60.       Please delete the phrase that the tax summary “is for general information only” because investors are entitled to rely on this section.

Response: The Company has removed the phrase noted by the Staff from the Registration Statement.

Legal Matters, page 108

61.       Please tell us what you mean by “de minimis” amount of your common stock which is owned by the partners of your underwriter’s counsel. We note that you are required to disclose ownership amounts by the experts or counsel that exceed $50,000. Refer to Instruction 1 to Item 509 of Regulation S-K.

Response: The Company has revised the Registration Statement on page 108 to disclose that certain partners of the underwriters’ counsel and a limited partnership affiliated with underwriters’ counsel collectively own 96,187 shares of the Company’s Class A common stock.  The partners of the underwriters’ counsel own no other interests in the Company.

Financial Statements, page F-1

62.       We note from the discussion on page 7 and elsewhere in the registration statement that the company will complete a reverse stock split of its Class A and Class B common shares upon the closing of the offering. Please revise the financial statements and all related disclosures throughout the registration statement to give retroactive effect of the reverse stock split as required by SAB Topic 4:C and ASC 260-10-55-12.

Response: The Company has reviewed the Staff’s comment and respectfully notes that it will make all necessary adjustments of the financial statements and related disclosures to give effect to the reverse stock split, when the terms of such reverse stock split, if any, are determined.

63.       We note from page 33 that the one share of Class C common stock will be redeemed in connection with the IPO. Please tell us and revise to disclose, how such redemption will occur, including any amounts of consideration expected to be paid for such redemption. To the extent you will have a material change in your stockholders’ equity as a result of the redemption, please revise your balance sheet to present a pro forma balance sheet alongside the historical balance sheet reflecting only the effect of the material change in equity. Furthermore, if amounts received from the proceeds of the offering are expected to be used for the redemption of the share of Class C common stock, please revise your statements of income to disclose pro forma earnings per share for the latest fiscal year and any subsequent interim period presented in your financial statements, giving effect to the number of shares whose proceeds would be necessary to fund the redemption.

Response: The redemption of the Class C common stock will occur immediately prior to the IPO.  No consideration will be paid to the holder of the Class C common stock in connection with the redemption.  Accordingly, the Company respectfully submits that no changes have been made to the Registration Statement in response to the Staff’s comment.

64.       Please revise the notes to your financial statements to include the disclosures outlined in ASC 952-605-50 with respect to changes in franchisor owned operations during the periods presented in your financial statements.

Response: The Company has revised Note 1 to its financial statements to include the disclosures outlined in ASC 952-605-50 as requested.

Consolidated Statements of Income, page F-4

65.       We note from the disclosure included on page 43 of MD&A that occupancy costs, a component of your restaurant operating costs, include rent, common area maintenance and real estate tax expense related to your restaurants but does not appear to include depreciation and amortization associated with your restaurant sites. As your restaurant operating expenses do not appear to include depreciation and amortization, please revise your consolidated statement of operations to clearly indicate that occupancy costs are exclusive of depreciation and amortization, which is shown separately below. Refer to the guidance outlined in SAB Topic 11:B.

Response: The Company has revised the disclosure in all financial statements to clearly state that all restaurant operating costs are exclusive of depreciation and amortization as requested by the Staff.

Consolidated Statements of Stockholders’ Equity, page F-6

66.       We note from the disclosures included in Note 9 and elsewhere in the filing that the company has outstanding shares of Class A common stock, Class B common stock and Class C common stock. Please revise your consolidated statement of stockholders’ equity to disclose changes in your various classes of outstanding common shares. Refer to the requirements outlined in Rule 3-04 of Regulation S-X.

Response: The Company has revised page F-6 of the Registration Statement to disclose changes in the Company’s various classes of outstanding securities as requested by the Staff.

Notes to Consolidated Financial Statements, page F-8

Business and Summary of Significant Accounting Policies, page F-8  Cash and Cash Equivalents, page F-8

67.       We note the disclosure in the last paragraph on page F-9 indicating that the company considers accounts receivable from credit card processors to be cash equivalents because they are both short-term and highly liquid in nature. We also note that as of January 1, 2013 and January 3, 2012, accounts receivable from credit card processors and considered cash equivalents were $2.5 million and $1.0 million, respectively. Given that these cash equivalents totaled $2.5 and $1.0 million, respectively at these dates, please explain why the total cash and cash equivalents on your balance sheet at these dates were only $581,000 and $523,000, respectively. Please advise or revise as appropriate.

Response: The Company has revised the disclosure on page F-8 in response to the Staff’s comment.

Inventories, page F-9

68.       We note that you classify smallwares within inventories. In this regard, please tell us and revise the notes to your financial statements to disclose the method used for expensing such items out of inventory. Your response should include why you do not believe such items should be capitalized as property, plant and equipment and depreciated accordingly. As part of your response, please also indicate the amount of smallwares included in inventory at each balance sheet date.

Response: The Company has revised Note 1 to the financial statements to disclose the method of expensing replacement smallwares and the amounts at each balance sheet date ($3.8 million and $3.0 million, respectively).  Replacement expense is recorded in other restaurant operating costs as incurred, which is comparable to depreciation expense.  The smallwares are classified as inventories, rather than property plant and equipment due to their short term nature and overall immaterial amount per restaurant ($20,000 or less per restaurant).

Equity Recapitalization, page F-13

69.       We note the disclosure included in Note 2 indicating that the merger transaction completed on December 27, 2010 was accounted for as an equity recapitalization in accordance with United States generally accepted accounting principles. Based on the disclosure included in Note 2, we are unclear as to the company’s basis or rationale for the use of recapitalization accounting. With regards to this merger transaction, please tell us and revise Note 2 to explain the following:

•                  Please indicate who the company’s principal shareholders were prior to the completion of the merger transaction and indicate the nature and amount of any cash or other consideration that these parties received as part of the merger transaction. For any shareholders that received non-cash consideration such as rollover shares, please indicate how the amount of rollover shares received was determined and indicate the nature and amount of any ownership interest held by these parties following the completion of this transaction.

Response: Prior to the completion of the merger transaction, 100% of the shares of the Company’s preferred stock was owned collectively by Linguini, LLC; Tortellini, LLC; Rigatoni, LLC; and Penne, LLC; each of which was affiliated with Och-Ziff Capital Investments, Inc. Such shares were converted into 6,013,568 shares of common stock prior to the effectiveness of the merger, representing approximately 48.3% of the 12,449,220 outstanding shares of common stock.  Noodle Bowl, L.L.C., an affiliate of Farallon Capital Partners, L.P., owned 1,528,178 shares of common stock, or approximately 12.36% of the outstanding shares of common stock.  Och-Ziff Capital Investments, Inc. and Farallon Capital Partners, L.P. were unrelated investors.

79 investors retained their interests in the Company, receiving 3,346,721 shares of common stock (“rollover shares”), representing 8.31% of the outstanding common stock of the Company. The number of rollover shares they received was determined by dividing the per share merger consideration of $17.006663 for each share owned by them by $5, the effective per share price of the shares of the surviving corporation.

•                  Please indicate whether a change in control of the company occurred as a result of this transaction and, if applicable, indicate who controlled the company both before and after this transaction.

Response: No stockholder held more than 50% of the Company prior to the recapitalization. Following the transaction, Catterton-Noodles, LLC held shares of common stock representing a 45.19% equity interest in the Company and Argentia Private Investments Inc. held shares of common stock representing a 44.7% equity interest in the Company. Argentia held both Class A shares, with voting rights, and non-voting Class B shares, so Catterton Noodles, LLC held shares representing a 61.98% voting interest while Argentia held shares representing a 24.16% voting interest.  The rights of the holders of Class A common stock and Class B common stock are identical, except that the Class B common stock does not vote on the election or removal of directors unless converted on a share-for-share basis into Class A common stock.

•                  Please indicate the amount of payments that were made for outstanding stock options. In this regard, we are unclear as to why the amount paid for settlement of outstanding stock options per the cash flow statement of $7,264 does not agree to the amount in the consolidated statement of stockholders equity of $13,866. Please advise or revise as appropriate.

Response: Net proceeds of $17,494,531 were payable upon cancellation of stock options, but of such consideration, shares having a value of $3,628,345 were received by management as rollover equity and net cash proceeds of $13,866,186 were paid. From such amount, $6,602,441 was deducted for tax payments, leaving total net proceeds of $7,263,745, as shown in the cash flow statement.

•                  Please indicate the conversion terms used to convert the 10,223,066 Series A preferred shares into common shares in connection with the merger and indicate the nature of the consideration received by the parties as part of this transaction.

Response: The 3,006,784 shares of preferred stock were converted into 6,013,568 shares of common stock by dividing the original issue price of the preferred ($22.30) by the conversion price of $11.15 provided for in the preferred stock terms.

•                  Please indicate the number of Class A common shares, Class B common shares and Class C common shares that were issued to Catterton and

Argentia in exchange for their investment. Also, please tell us and disclose in Note 2 the nature and amount of the investment that was made by each of these parties as part of the merger transaction. If these parties contributed cash of $174,042 in exchange for their shares, please clearly disclose this in Note 2. Alternatively, if these parties did not contribute the $174,042 of cash reflected in your cash flow statement, please indicate the identity of the party that did.

Response: Catterton-Noodles, LLC received 18,200,000 shares of Class A common stock in exchange for an investment of $91,000,000 in cash. Argentia Private Investment Inc. received 7,094,211 shares of Class A common stock, 10,905,789 shares of Class B common stock and one share of Class C common stock for its investment of $90,000,000 in cash. From this aggregate investment of $181,000,000, an aggregate of $6,957,896 in expenses was deducted, for a net investment of $174,042,103 shown in the statement of cash flows.

•           Please explain the nature of the cash flows reflected in your consolidated statements of cash flows described as “change in restricted cash related to equity recapitalization” and “change in shareholder escrow-equity related recapitalization” during the years ended January 3, 2012 and December 28, 2010.

Response: The change in restricted cash in the fiscal year ended December 28, 2010 was related to payments that were due to shareholders that had elected to receive cash payments for shares sold and were not paid until the following fiscal year.  The change in shareholder escrow for that same period represent shareholder funds remitted to the escrow agent.  Both line items in the fiscal year ended January 3, 2012, represent the actual payments of funds to shareholders.

70.       Also please tell us and explain in Note 2 your basis or rationale for the use of recapitalization accounting for this merger transaction. As part of your response, please explain the relevant US GAAP accounting literature that supports your use of recapitalization accounting for this transaction. We may have further comments upon review of your response and your revised disclosures.

Response: The Company completed the following analysis in connection with the Equity Recapitalization that occurred at the end of fiscal year 2010.

•                  A transitory Newco (Merger Sub) was used to effect the transaction, and management and the Company evaluated whether Newco was a substantive entity. The Company concluded that Newco was not substantive since it did not participate in any significant pre-combination activities and did not survive the transaction (it was subsumed into Noodles & Company). These facts led the Company to conclude that Merger Sub was not an accounting acquirer and the transaction was not deemed to be a business combination under ASC 805.

•                  The Company then considered whether any investor obtained control of Noodles & Company but concluded that following the transaction it was not substantially wholly owned. Catterton-Noodles, LLC held shares of common stock representing an approximate 45% economic interest in the Company and Argentia Private Investments Inc. held shares of common stock also representing an approximate 45% economic interest in the Company. However, Argentia held both Class A shares, with voting rights, and non-voting Class B shares, so Catterton-Noodles, LLC held shares representing an approximate 62% voting interest while Argentia held shares representing an approximate 24% voting interest.  The rights of the holders of Class A common stock and Class B common stock are identical, except that the Class B common stock does not vote on the election or removal of directors unless converted on a share-for-share basis into Class A common stock.  The Company’s articles of incorporation upon consummation of the transaction contained 19 specific items that require at least 75% of the voting shares (Class A common stock and Class B common stock voting as one group). These specific items include substantive participating rights, such as: to approve/amend the Company’s five year plan, appoint or remove the Company’s independent auditors and enter into a merger transaction or initiate an IPO.  The Company, therefore, determined that these voting rights prevent control by Catterton-Noodles, LLC.  These facts led the Company to conclude that although a change of control had occurred, the Company had not become substantially wholly owned by Catterton-Noodles, LLC, and thus a business combination under ASC 805 was not required.

•                  For purposes of assessing whether the guidance on push-down accounting should be applied, the Company evaluated whether the new investors and any rollover investors constitute a collaborative group under the SEC’s guidance in ASC 805-50-S99 and concluded that the new investors and management are a collaborative group.  The Company determined that Catterton-Noodles, LLC, Argentia Private Investments Inc, current Company management and one board member would all be considered part of the surviving collaborative group as they came together to mutually promote and subsequently collaborate as one investor and control Noodles & Company. The remaining investors, all of whom were rollover shareholders, were not solicited to participate in the investment, since they were already shareholders.  The Company’s management, and not the rollover shareholders, negotiated the terms of the merger.  Additionally, this group does not participate in the subsequent collaboration and would not be included in the collaborative group.

•                  The Company then determined that this collaborative group acquired more than 80% (by vote and economic value) but less than 95% (vote and economic value) ownership of Noodles & Company, thus the Company is permitted (but not required) to reflect a new basis in Noodles & Company’s financial statements. The Company elected not to apply pushdown accounting, but to treat the transaction as a recapitalization.

•                  We have continually monitored the composition of the collaborative group to substantiate the fact the no changes have occurred with respect to the collaborative group (or the related ownership or voting percentages) since the recapitalization transaction. Therefore, push-down accounting is still not required to be applied.

The Company has added additional disclosure to Note 2, Page F-14 related to the specific accounting guidance used.

Borrowings, page F-15

71.       We note from the disclosure included in Note 4 that in August 2012, the company’s credit facility was amended to provide more favorable borrowing rates and to extend borrowing capacity through July 2017. We also note from the disclosure included on page 48 of MD&A that a portion of the existing and new fees were treated as “debt extinguishment” that resulted in the non-cash write-off of $2.3 million. With regard to the amounts that have been reflected as debt extinguishment expense during 2012, please tell us the nature of the costs that have been included in this expense. As part of your response, you should also explain how the treatment used complies with the guidance outlined in ASC 470-50-40.

Response: The Company analyzed the credit facility amendment in the context of the modification versus extinguishment guidance of ASC 470-50-40.  The debt extinguishment expense includes lender fees from the old credit facility and some related to the new facility, based on the analysis the Company performed.  The borrowings for lending partners who exited the Credit Facility altogether are treated as an extinguishment of debt with respect to both the term and revolver borrowings.  Following ASC 470-50-40-10 and ASC 470-50-40-9, the term borrowings have substantially different terms following the amendment and are treated as extinguishment.  Similarly, line of credit borrowings are treated as extinguishment due to the borrowing capacity after the amendment decreasing, rather than remaining greater than or equal to the prior according to ASC 470-50-40-21.

Borrowings for lending partners who continued in the Credit Facility with the new terms were categorized as either term or line of credit borrowings for analysis.  Using an analysis consistent with guidance in ASC 470-50-40, paragraphs 9 through 12, the present value of cash flows before and after the modification, the Company concluded that term debt instruments for all continuing lenders are substantially different following the amendment, therefore the term loans have been extinguished (or modified in such a way as to be treated as debt extinguishment).  As it relates to line of credit borrowings, the Company analyzed the borrowing capacity of the old arrangement with the borrowing capacity of the new arrangement and concluded that the borrowing capacity is greater than or equal, therefore, considered a modification.  The product of the remaining term and the maximum available credit of the old versus new borrowing were used to calculate borrowing capacity.

Stock-Based Compensation, page F-21

72.       We note the disclosure in the second paragraph on page F-22, which indicates that the intrinsic value associated with the outstanding options settled in connection with the Merger Agreement was $25,324,874. Please tell us and explain in Note 10 how the intrinsic value of such options was calculated or determined. Also, please explain why the option holders were paid only $13,866,000, as indicated in your consolidated statement of stock holders’ equity, if the intrinsic value of these options was $25,324,874.

Response: The Company has moved this disclosure from Note 10 to Note 2 — Equity Recapitalization.  The calculations have been updated and additional information has been included in the disclosure to clarify the amounts disclosed.

73.       Please explain in Note 10 how you calculated or determined the aggregate intrinsic value of options outstanding, vested and expected to vest and exercisable at January 1, 2013.

Response: The Company has revised Note 10 in the financial statements to describe the calculation of aggregate intrinsic value in response to the Staff’s comment.

Earnings Per Share, page F-24

74.       Please revise Note 11 to disclose the number of outstanding warrants and options that could potentially dilute basic earnings per share in the future but that were not included in the computation of diluted earnings per share for the various periods presented because to do so would have been antidilutive. Refer to the disclosure requirements outlined in ASC 260-10-50.

Response: The Company has revised Note 11 in the financial statements to disclose the number of outstanding warrants and options that could potentially dilute basic earnings per share in the future in response to the Staff’s comment.

Leases, page F-24

75.       We note from the disclosure in the last paragraph on page F-11 that certain of the company’s operating leases contain clauses that provide additional contingent rent based on a percentage of sales greater than certain specified target amounts.

Please revise the notes to your financial statements to separately disclose the amounts of rental expense that the company incurred during each period presented in its statement of operations for minimum rentals, contingent rentals and any sublease rentals, as applicable. Refer to the disclosure requirements outlined in ASC 840-20-50.

Response: The Company has revised the disclosure in Note 1 to its financial statements to explain that the amount of rental expense for these items is immaterial.

Supplemental Disclosures to Consolidated Statements of Cash Flows, page F-25

76.       Please tell us and explain in Note 14 the nature of the transaction disclosed in Note 14 described as “non-cash settlement of outstanding equity”. If this transaction occurred in connection with the merger transaction described in Note 2, Note 2 should also be revised to explain the nature and significant terms of this transaction.

Response: The Company has revised the disclosure in Note 2 and 14 to explain the nature of the transaction as well as the specific cash flow item in response to the Staff’s comment.

Commitments and Contingencies, page F-25

77.       We note the disclosure in Note 15 indicating that in connection with the employment agreements with two of the company’s executives, the company has entered into put options in favor of the executives for the company to purchase rollover shares at fair market value if the employment agreement is terminated prior to a qualified initial public offering. Please tell us and revise Note 15 to explain in further detail the significant terms of these put agreements and the number of shares that are subject to these put options. Also, since it appears that the exercise of the put options could occur due to events outside of the company’s control, please explain why the shares subject to the put options have not been classified as temporary or mezzanine equity in the company’s consolidated balance sheet. Refer to the guidance outlined in ASC 480-10-S99.

Response: A total of 514,434 shares are subject to the put and call options described in Note 15. The executives have the option to sell to the Company all of these shares at a price equal to the fair market value of the Company’s stock if their employment terminates (whether voluntarily or involuntarily) prior to an IPO. As the put option could result in redemption at terms outside of the control of the Company, the Company has concluded that the value associated with these shares should be presented as temporary equity in accordance with ASC 480-10-S99. Additionally, because the event that results in the shares becoming redeemable (termination) is within the control of the employee, the Company has remeasured the temporary equity balance each reporting period with an offsetting debit to retained earnings.

However, consistent with ASC 480-10-S99, because the put price is equal to the fair value of the Company’s shares, the change in redemption amount has not resulted in an adjustment to earnings available to common shareholders (the numerator of the EPS calculation).  The Company has revised the consolidated balance sheets and consolidated statements of equity to reflect these shares as temporary equity including a separate roll forward of temporary equity. Additionally, the Company has described the reclassification as the correction of an error and disclosed the impact of the change on each affected line item in notes to the consolidated financial statements, Note 1. The total number of shares subject to the put option is now disclosed on the consolidated balance sheets, as well as in Note 15.  The Company has also included pro-forma capitalization and balance sheet information showing the effect of the termination of the put rights upon an IPO.

Related-Party Transactions, page F-26

78.       We note from page 29 that Catterton and Argentia own approximately 86% of your outstanding common stock. We further note from page 88 that Catterton and Argentia have agreed not to vote their shares in favor of certain actions without the consent of the other entity. In this regard, please revise MD&A and the notes to your financial statements to disclose the existence of any control relationship or significant influence over the company’s operations that currently exists and that will continue to exist following the completion of the offering. Refer to the disclosure requirements outlined in ASC 850-10-50.

Response: The Company has revised the MD&A and Note 16 to its financial statements to disclose the existence of any control relationship in response to the Staff’s comment.  The Company will update this disclosure to reflect the post transaction agreements once they have been completed.

Item 15. Recent Sales of Unregistered Securities, page II-3

79.       We note the disclosure on page II-3 indicating that on January 7, 2011, in connection with the acquisition of a majority of your equity interests by Catterton, certain of its affiliated entities and Argentia, the company issued 4,072,390 shares of equity securities to new and existing investors for aggregate consideration of approximately $230 million. Please reconcile the number of shares issued and related consideration received as disclosed on page II-3 with that reflected in your consolidated statement of stockholders equity for 2010 included on page F-6 of the registration statement.

Response: The Company has revised the disclosure on page II-3 in response to the Staff’s comments.

80.       In a related matter, the 3,145 options exercised to acquire shares of Class A common stock since January 7, 2011, as disclosed at the top of page II-3, should also be reconciled to the number of options exercised during 2010, 2011 and 2012, as disclosed in the table included on page F-23 of the registration statement.

Response: The Company has revised the disclosure on pages II-3 and F-24 to provide and reconcile the number of options exercised during 2010, 2011 and 2012 in response to the Staff’s comment.

Exhibits

81.       Please file the management services agreement and Class C dividend agreement as exhibits with your registration statement or advise.

Response: The management services agreement and Class C dividend agreement will both be terminated prior to the proposed offering and, accordingly, have not been filed as exhibits to the Registration Statement.

82.       We note your disclosure on page 88 regarding the Stockholders Agreement between Catterton and Argentia under which your equity sponsors agreed to vote to elect directors. Please file this agreement as an exhibit to your registration statement or advise.

Response: The Company notes the Staff’s comment and advises that it will include a copy of the stockholders agreement to be effective after the contemplated offering as an exhibit with a future confidential submission or filing of the Registration Statement.

Other

83.       Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.

Response: The Company has updated its financial statements in the Registration Statement as requested to comply with Rule 3-12 of Regulation S-X and will continue to do so if necessary in future filings.

84.       Please provide a currently dated consent of the independent registered public accounting firm in future amendments to your Form S-1 registration statement.

Response: The Company notes the Staff’s comment and, in response thereto, advises that it will file a currently dated consent with the first public filing of the Registration Statement.

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If you have any questions regarding the above, please do not hesitate to call me at (212) 351-4034.

Very truly yours,

/ s / Andrew L. Fabens

Andrew L. Fabens

cc:           Kevin Reddy, Noodles & Company

Paul Strasen, Noodles & Company

Joshua Korff, Kirkland & Ellis LLP

Michael Kim, Kirkland & Ellis LLP